11995 Singletree Lane Suite 500 Minneapolis, MN 55344
September 18, 2009
VIA EDGAR AND FEDERAL EXPRESS
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4720
100 F. Street, N.E.
Washington, D.C. 20549-6010

Re:	Virtual Radiologic Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009 (File No. 001-33815)
Dear Mr. Rosenberg:
This letter is provided by Virtual Radiologic Corporation (the “Company”) in response to a letter from the staff of the United States Securities and Exchange Commission (the “Commission”) dated August 20, 2009, containing Staff comments regarding the above-referenced filings. Set forth below are each of the comments contained in the Staff’s letter, immediately followed by the Company’s corresponding response.
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Form 10-K for the Fiscal Year Ending December 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Revenue Recognition and Allowance for Doubtful Accounts, page 34
1.	Comment: Please disclose days sales in accounts receivable for each period presented and explain the reason for period to period increases or decreases. Disclose why your allowance for doubtful accounts increased only $32,000 to $360,000 at December 31, 2008, while accounts receivable increased from $12.8 million to $17.8 million.

September 18, 2009

Response: The Company establishes an allowance for doubtful accounts that contains general reserves based on its historical bad debt experience and an aging of receivables, and specific reserves based on an analysis of individual customers with known disputes or collectability issues. Historically, the specific reserves have accounted for the majority of the balance in the allowance for doubtful accounts and, as a result, days sales in accounts receivable have a limited impact on the total reserve balance or changes therein. Accordingly, the Company does not believe disclosure of days sales in accounts receivable to be material or useful information to investors. As supplemental information, the Company advises the Staff that there was not a meaningful change in days sales in accounts receivable between the periods in question as days sales in accounts receivable were 49 and 52 days for the years ended December 31, 2007 and 2008, respectively.

The Company evaluates both customer specific and historical bad debt trends on a quarterly basis and adjusts the specific and general reserve percentages as necessary. The Company continued to experience favorable bad debt history during the twelve months ended December 31, 2008, particularly related to specific reserves, resulting in a lower overall allowance for doubtful accounts as a percentage of accounts receivable as of December 31, 2008.

The Company continuously evaluates factors affecting its allowance for doubtful accounts and plans to disclose any new factors impacting the allowance for doubtful accounts if they become meaningful in subsequent periods.
Contractual Obligations and Commitments, page 48
2.	Comment: Please revise your disclosure in the table of contractual obligations to include payments related to your medical malpractice insurance arrangements.

Response: As of December 31, 2008 the Company did not have any contractual obligations related to medical malpractice insurance arrangements or pursuant to settlement agreements. The Company prepays all medical malpractice insurance premiums at the beginning of the annual policy period.

The timing and magnitude of medical malpractice claims is not possible to determine and does not represent a contractual obligation until such time that a settlement or judgment is reached.

As a result, the Company believes it has properly disclosed all applicable contractual obligations in accordance with Item 303(a)(5) of Regulation S-K, Financial Reporting Release 67 (“FRR 67”) and other applicable accounting principles generally accepted in the United States of America (“GAAP”). Additionally, with respect to the concept in FRR 67 related to the comparability of registrants, the Company believes that its disclosures are consistent with other registrants with medical malpractice insurance

September 18, 2009

arrangements and that the Company’s current disclosures provide users of the financial statements with comparable information and disclosures between filers.
Notes to Consolidated Financial Statements
Summary of Significant Accounting Policies
Principles of Consolidation and Basis of Presentation, page 58
3.	Comment: If, as you state in the second paragraph of this note, you recognize net earnings of each VIE only to the extent you are recovering previously recognized losses, and earnings in excess of previously recognized losses are eliminated and attributed to the VIE owners by recording such earnings as non-controlling interest, please tell us why, as you state in the first paragraph of this note, you believe that you will receive a majority of the VIE’s expected residual returns. Please reference the appropriate paragraphs in FIN 46R in your response.

Response: In accordance with paragraph 14 of FIN 46R, the Company has determined that vRad is the primary beneficiary of the VIEs as a result of the rights contained in the management agreements that exist between the entities. Company management was significantly involved in the design and creation of the VIEs and, with the exception of rendering medical judgments, controls their continuing operations through rights contained in the management service agreements. The management agreements were not intended to cause a party other than vRad to bear any economic risk or reward and although the management fees contained in these agreements are generally renegotiated on an annual basis, these negotiations are conducted in a manner consistent with the intent of the overall relationship among vRad and the VIEs. As a result of its rights in those agreements vRad absorbs a majority of the entity’s expected losses and expected residual returns.

Additionally, for your reference, the Company’s disclosures related to VIEs and FIN 46R contained in the final Form S-1 (declared effective November 14, 2007) and subsequent filings on Forms 10-K and 10-Q, were the subject of Staff comments during our initial public offering process.

4.	Comment: Please revise your disclosure to explain the business reason why, except for limited exceptions as discussed in the second paragraph of this note, the Affiliated Medical Practices have only incurred losses.

Response: The losses incurred by the Affiliated Medical Practices are a result of the pricing structure inherent in the management agreements that exist between the entities. The management agreements were established to facilitate compliance with the corporate practice of medicine laws of the various states in which the Company operates and can generally only be renegotiated on an annual basis.

September 18, 2009

The Company originally established a pricing structure in the management agreements based on a price-per-study fee which was intended to result in the Company bearing all the risk and reward of the combined group. Due to the rapid growth and change of the business, the Affiliated Medical Practices incurred losses as a result of changes to the business that were unforeseen at the time the price-per-study management fees were established.

Beginning with its filing on Form 10-Q for the three and nine months ended September 30, 2009 the Company will revise its disclosure under Principles of Consolidation and Basis of Presentation as noted in the Company’s response to the Staff’s comment 7. The Company believes the disclosure which discusses vRad’s ability to determine pricing in the management agreements clarifies how the financial results of the Affiliated Medical Practices are determined.
Revenue Recognition and Trade Accounts Receivable, page 62
5.	Comment: In addition to providing radiologic interpretations, you license your proprietary radiology workflow engine and provide operations support services to radiology practices, hospital systems and academic medical facilities. Please tell us how you have applied the guidance in EITF 00-21 in determining your accounting treatment for these activities, which appear to represent revenue arrangements with multiple deliverables and as applicable, revise to provide the disclosure required for by paragraph 18 of EITF 00-21. Revise your disclosure to describe the events/factors that determined the timing of the completion of diagnostic read and operational support services which govern your recognition of teleradiology revenues. Also, revise your disclosure to clarify to what extent you recognize revenue in periods after completion of the services because collection is not reasonably assured.

Response: While the Company acknowledges the Staff’s comments, revenue generated from contracts that contain multiple deliverables does not represent more than 2.5% of total revenue for any of the periods reported. The Company continuously monitors contractual arrangements with multiple deliverables and intends to disclose revenue recognition policy(s) in accordance with EITF 00-21 and other applicable GAAP in future periods at such time that revenue from these arrangements becomes material.

Beginning with its filing on Form 10Q for the three and nine months ended September 30, 2009, the Company also plans to update disclosures similar to those found in the first two paragraphs under Revenue Recognition and Trade Accounts Receivable on page 62 of its annual report for the fiscal year ended December 31, 2008 by providing the following disclosure as marked below:

“The Company sells its teleradiology to radiology practices, hospitals, clinic and imaging centers. Teleradiology revenue is recognized in the period when a diagnostic read has been completed and ~~operational support services have been completed and~~

September 18, 2009

when collection is reasonably assured. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectable accounts.

~~Revenue realized through the licensing of vRad Enterprise ConnectSM was not material for the year ended December 31, 2008~~.”

Furthermore, the Company plans to remove references to operational support services and software licensing in future filings until they become a material part of the Company’s business. This would include disclosures similar to those found in the third paragraph of page 4 and the fifth paragraph of page 5 in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2008.
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
General
6.	Comment: Please revise your Section 302 certifications to include disclosure regarding your responsibility for the design of internal control over financial reporting.

Response: Beginning with its filing on Form 10Q for the three and nine months ended September 30, 2009, the Company will ensure that Section 302 certification disclosures will include the omitted language underlined below:
4	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially

September 18, 2009

affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;
Management’s Discussion and Analysis of Financial Condition and Operating Results
Critical Accounting Policies
Principles of Consolidation, page 19
7.	Comment: Your January 1, 2009 adoption of SFAS 160 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows. As it is not clear from your disclosure, please tell us whether, after your adoption of SFAS 160, you continue to recognize all VIE net losses in excess of VIE equity and recognize net earnings of each VIE only to the extent you are recovering previously recognized losses. If so, please explain how this accounting treatment is consistent with paragraphs 31 and C12 of SFAS 160. If not, please revise your disclosure to state that, as a result of adoption of SFAS 160, how you account for losses.

Response:

Prior to the adoption of SFAS 160 the application of the relevant accounting guidance (i.e., FIN 46R and ARB 51) in practice was based on the allocation of net income or losses using equity ownership interests. The Company had and continues to hold no equity ownership in the VIEs. As such, the Company previously allocated net earnings and losses based on the equity ownership in the VIEs in accordance with the common practice under the applicable accounting guidance. However, for reasons mentioned in the Company’s response to comment 4 above, the VIEs experienced losses in excess of their equity position which resulted in the Company absorbing those losses in accordance with paragraph 15 of ARB 51 prior to its amendment by SFAS 160.

The guidance in SFAS 160 introduces a new concept whereby net income or losses may be allocated among the interest holders of a VIE based on a measure other than legal equity ownership interests. Although the Company has no equity ownership in the VIEs, it does have controlling economic and financial interests in the VIEs through its rights to restrict the distribution of net income or loss to the equity owners of the VIEs pursuant to the terms of the management agreements between the Company and the VIEs. In accordance with the new guidance in SFAS 160 paragraphs B36 — B38 the Company has concluded that the concept of allocating net income or loss on a basis other than equity ownership is now appropriate given the terms of the management agreements. Subsequent to the adoption of SFAS 160, the net income or loss of the VIEs will be allocated based on the Company’s right to receive, and obligation to absorb, all of the net earnings and losses of the VIEs.

As previously discussed, the Company established the VIEs specifically for purposes of facilitating compliance with corporate practice of medicine laws in various states, and

September 18, 2009

were not intended to cause a party other than the Company to bear any economic risk or reward. The Company therefore structured the management agreements with the intent of the Company bearing all the economic risk and reward of the combined group, and as such included provisions in the management agreement to restrict the equity owners of such VIEs from distributing or liquidating any and all tangible and intangible assets or proceeds from such assets (i.e. the equity owners have no rights to receive any residual profits of these VIEs in liquidation or from periodic cash distribution). As a result, the Company believes it should no longer allocate any of the residual net earnings or losses of these entities to the legal owners of the equity interests subsequent to the adoption of SFAS 160.

Beginning with its filing on Form 10-Q for the three and nine months ended September 30, 2009, the Company will modify its disclosure for Principles of Consolidation and Basis of Presentation with the following new disclosures as underlined below (dollar amounts and dates will be updated as applicable):
“Principles of Consolidation and Basis of Presentation

The Company consolidates its financial results in accordance with Financial Accounting Standards Board, or FASB, Interpretation No., or FIN, 46(R), Consolidation of Variable Interest Entities, or FIN 46R, which requires a primary beneficiary to consolidate entities determined to be variable interest entities, or VIEs. The Affiliated Medical Practices were created as the Company’s business expanded, for the purpose of facilitating compliance with corporate practice of medicine laws in various states. vRad management was significantly involved in the design and creation of the VIEs and, with the exception of rendering medical judgments, controls their continuing operations through rights contained in the management service agreements. The management agreements were not intended to cause a party other than vRad to bear any economic risk or reward and although the management fees contained in these agreements are generally renegotiated on an annual basis, these negotiations are conducted in a manner consistent with the intent of the overall relationship among vRad and the VIEs. As a result, the Company has determined that the Affiliated Medical Practices are VIEs and that vRad is the primary beneficiary of such VIEs, as defined by FIN 46R. Although vRad holds no equity ownership in the VIEs, as a result of its right to restrict the distribution of net income or losses to the equity owners of the VIEs (through ongoing distribution or liquidation) the Company has determined that vRad should not allocate any of the residual net earnings or losses of these entities to the legal equity owners.

In accordance with SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51, or SFAS No. 160, the Company has determined that the appropriate method for allocating the net income and losses of the VIEs should be based on the substantive allocations

September 18, 2009

pursuant to the management agreements. As a result, the Company has concluded that vRad will absorb any potential future earnings or losses of the VIEs.

The effect of the VIEs’ consolidation on the Company’s consolidated balance sheet at June 30, 2009 was an increase in the Company’s assets and liabilities of approximately $14.0 million and $7.0 million, respectively. At December 31, 2008, as a result of consolidating the VIEs, the Company’s assets and liabilities increased by approximately $11.1 million and $6.1 million, respectively. For the three months ended June 30, 2009 and 2008, the revenue of the VIEs represented approximately 47%, or $14.2 million, and 46%, or $11.8 million of the consolidated revenue of the Company, respectively. For the six months ended June 30, 2009 and 2008, the revenue of the VIEs represented approximately 47%, or $27.5 million, and 45%, or $22.0 million, of the consolidated revenue of the Company, respectively.

As of June 30, 2009 and December 31, 2008, and for the three and six months ended June 30, 2009 and 2008, the financial statements of vRad have been presented on a consolidated basis to include VRL and VPIL, vRad’s wholly owned subsidiaries, as well as its variable interests in the Affiliated Medical Practices.”
Additionally, in its quarterly report on Form 10-Q for the three and nine months ended September 30, 2009, the Company intends to correct the de minimus amounts of non-controlling interest previously presented for the three and six months ended June 30, 2009.
In connection with our response to the comments of the Commission above, the Company hereby acknowledges that:
•	we are responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Should you have any questions regarding the foregoing or should you need further information, please contact Jamison Young, Controller, or the undersigned at (952) 595-1100.

September 18, 2009

Very truly yours,

/s/ Leonard C. Purkis
Leonard C. Purkis
Chief Financial Officer

cc:
Robert C. Kill, President and Chief Executive Officer
Michael J. Kolar, Vice President, General Counsel and Secretary
Jamison A. Young, Controller